June 18, 2008

Corgi International Limited Announces Receipt of Letter from Nasdaq Regarding Noncompliance with Minimum Bid Price Rule

HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that it received notice on June 16, 2008 from the staff of The Nasdaq Stock Market, Inc. indicating that Corgi is not in compliance with The Nasdaq Stock Market's requirements for continued listing because, for the previous 30 consecutive business days, the bid price of Corgi's American Depository Shares ("ADSs") has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the "Minimum Bid Price Rule"). Corgi has until December 15, 2008 (180 days from June 16, 2008) to regain compliance with the Minimum Bid Price Rule. Corgi can regain compliance with the Minimum Bid Price Rule if the bid price of Corgi's ADSs closes at $1.00 per share or more for a minimum of 10 consecutive business days before December 15, 2008. If compliance is not achieved by December 15, 2008, Nasdaq staff will provide written notification to Corgi that its securities will be delisted.

In the event that Corgi receives notice that its ADSs are delisted, Nasdaq rules permit Corgi to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer its ADSs to the Nasdaq Capital Market if the Company's ADSs satisfy all criteria for initial inclusion on such market other than compliance with the Minimum Bid Price Rule. In the event such transfer were approved, the Nasdaq Marketplace Rules provide that the Company would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.

About Corgi International

Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company's line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment's highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.